Orbital Corporation Limited – Half Year Report

ABN 32 009 344 058

APPENDIX 4D

Half year ended 31 December 2008

Results for announcement to the market

		A$'000%			A$'000

Total revenue	Up	568	7.12%	to	8,551

Net loss for period	Up	2,205	N/A	to	2,594

Loss attributable to equity holders	Up	2,205	N/A	to	2,594

	31 December 2008	30 June 2008
Net tangible assets per share(cents)	4.00	3.19

There is no proposal to pay dividends for the six months ended 31 December 2008.

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

31 DECEMBER 2008

HALF-YEAR FINANCIAL REPORT

DIRECTORS’ REPORT	Orbital Corporation Limited

Your Directors submit their report for the half year ended 31 December 2008.

DIRECTORS

The names of the company’s directors in office during the half year and until the date of this report are set out below. Directors were in office for this entire period unless otherwise stated.

Name

Period of Directorship

William Peter Day

Non Executive Director and Chairman.

Terry Dewayne Stinson

Managing Director and Chief Executive Officer.

John Grahame Young

Non Executive Director.  Chairman of the Audit Committee.

Mervyn Thomas Jones

Non Executive Director. Chairman of the Human Resources, Remuneration and Nomination Committee.

Vijoleta Braach-Maksvytis

Non Executive Director.

John Richard Marshall

Non Executive Director (resigned 23 July 2008).

REVIEW AND RESULTS OF OPERATIONS

Financial overview

Revenue for the half year ended 31 December 2008 increased by 7% to $8.6 million. This was a result of the acquisition of Orbital Gas Products (OGP) which contributed sales of $3.6 million (2007: $nil).

Engineering revenue and royalty income were each lower than the same period last year as a result of the tough global economic conditions which have affected Orbital’s customers in all business sectors.

OGP revenue of $3.6 million is in line with the acquisition plan, generating a contribution of $0.3 million; a 20% annualised return on average operating assets.

Other income has increased by $0.7 million being net foreign exchange gains on translation of US$ net monetary assets.

Synerject LLC, Orbital’s 50:50 joint venture with Continental Corporation, achieved a 9% increase in revenue as a result of launching new products most notably the M3 electronic control unit for motorcycle manufacturers Sanyang and Kymco in Taiwan and fuel systems for snowmobiles in Canada. This offset a sharp downturn in sales to Synerject’s biggest customers BRP and Mercury Marine who operate in the North American marine market.

Notwithstanding the launch of a number of new applications, Synerject managed costs diligently to achieve a profit after tax of US$1.2 million, an improvement of US$1.5 million compared to 2007. Synerject generated operating cashflow after capital expenditure of US$1 million, an increase of US$2 million over 2007. Orbital’s equity accounted share of Synerject’s profit is A$0.7 million (2007: A$0.4 million).

Research and development expenses increased by $1.1 million to support development programs to enhance future returns in alternative fuels. Other expenses increased by $0.4 million including increased travel and allowance for doubtful debts.

Tax expense increased by $0.4 million being the write-down of the deferred tax asset due to the more subdued outlook for taxable profits in North America.

Overall, cash balances rose from $8.8 million at 30 June 2008 to $10.6 million at 31 December 2008 comprising the following:

▪

Net increase in cash - $0.3 million

▪

Foreign exchange differences - $1.5 million

DIRECTORS’ REPORT	Orbital Corporation Limited

Orbital’s net cash outflow from operating activities was $2.2 million (2007: $2.7 million outflow) reflecting the tough market conditions and increased focus on research and development and technical investment in next generation OGP product development.

Orbital received a dividend of $0.8 million from Synerject (2007: $1.0 million). The Commonwealth Government provided a grant of $2.8 million for the construction of a heavy duty engine testing facility. $1.1 million was spent during the half year on property plant and equipment.

Detailed comments on Orbital’s four business streams are as follows:

Synerject

In tough trading conditions Synerject increased revenue by 9% compared to the previous corresponding period. New products/customers include BRP Canada (snowmobiles), Ducati (USA) and the sale of M3 electronic control units (ECU’s) to Sanyang and Kymco in Taiwan. The ECU’s are manufactured by Synerject in China and are a key part of electronic fuel injection systems required in Taiwan to meet emissions requirements.

Synerject generated a profit of US$1.2 million during the half year compared to a loss of US$0.3 million in the half year ended 31 December 2007. This is partly a result of increased sales, helped by a decrease in start up costs in China. Synerject continues to support many customers with application engineering for the launch of new products.

Synerject generated positive cash flow from operations of US$1.0 million an improvement of US$2.0 million compared to 2007. In a tough year this has allowed Synerject to continue to fund long term growth plans while maintaining a dividend flow to Orbital and Continental Corporation.

The stronger US$ has improved Orbital’s share of the Synerject equity accounted result.

Synerject’s customers operate in the North American marine market and the European and Asian motorcycle markets. The global financial crisis has created a sharp downturn in these markets particularly the marine market which is down 40% year on year. This will affect the outlook for the second half and beyond.

Orbital’s percentage ownership of Synerject is subject to a possible change based on the financial contribution of businesses acquired from its owners in 2003. (see the Annual Report and previous ASX announcements for more detail). Orbital and Continental are considering and discussing the options available under the above contractual arrangements and until resolved Orbital continues to maintain 50% interest in Synerject. Orbital continues to be prepared to provide US$4 million to take up an option to maintain 50% ownership of Synerject.

Orbital Gas Products

Orbital Gas Products (OGP), an Australian business specialising in the assembly and supply of automotive liquid petroleum gas (LPG) fuel systems was purchased by Orbital in June 2008. The first period of trading since acquisition has generated revenue of $3.6 million and a contribution of $0.3 million in line with plan. Average net assets employed since acquisition are $2.2 million (including goodwill) and annualised return on assets employed is approximately 20%.

OGP supplies Ford Australia and the passenger car aftermarket. Notwithstanding the reduction in petrol prices, sales have held up well. Since OGP is the exclusive Australian supplier of Vialle LPG systems (Dutch manufacturer), gross margins have been eroded by the weaker Australian dollar compared to the Euro.

During the half year Orbital invested in research and development for the next generation liquid propane injection (LPi) fuel system for OGP’s markets. It is expected that the LPi system will be available for sale in the 2009 calendar year.

.

Engineering Services

Engineering revenue for the half year of $4.1 million was 39% lower than the previous corresponding period with a resulting decrease in contribution to $0.7 million (2007: $1.8 million).

In tough economic conditions customers have found it difficult to commit to long term engineering projects, notwithstanding continuing interest in the engineering product offerings. During the half year, increased engineering resources were invested in R&D programs particularly in the area of alternative fuels such as next generation LPi for future deployment in the OGP business.

DIRECTORS’ REPORT	Orbital Corporation Limited

Order intake has increased early in the second half including a program for Orbital’s FlexDITM which has been selected as the most promising technology for a new family of high efficiency heavy duty engines currently being developed by Sygma Motors in Brazil. The application will commence with an engine test and development program supported by Orbital with a total value of $1.6m; also included in the scope is co-development of a spark ignited ethanol combustion system to be used in a demonstration program, and targeted for retrofit of existing diesel engine applications. Applications include ethanol and CNG flex-fuelled internal combustion engines to be utilized primarily in the resources sector, in support of a clean energy strategy.

The engineering services order book currently stands at $5.2 million which compares with $5.0 million in August 2008.

Royalties and Licences

Royalty income of $0.7 million was 34% lower than the previous corresponding period. Royalties are principally derived from customers in the marine sector which as noted above has been hit hard by the economic conditions prevailing in North America. It is estimated that outboard engine volumes are 40% lower than this time last year.

The rollout of the gasoline-powered DI autorickshaw in India by Bajaj continues with the autorickshaw now being sold in Varanasi as well as Pune.

Strategic Investment in Research and Development

Orbital increased investment in a range of research and development programs during the half year to $1.7 million (2007: $0.6 million)

As noted above the most significant investment was in the next generation LPi fuel system which will provide increased power together with reduced fuel consumption, emissions and operating costs compared to conventional LPG systems.

Other programs included continuing development of a gaseous injector for application in two-stroke engines, and heavy duty engine combustion analysis. These applications will provide the basis for increased income opportunities in future years.

Outlook

In the current economic environment it is difficult to provide specific guidance for the second half year. Orbital has a seasonal business with marine and motorcycle customers building product for the northern hemisphere summer. These sectors however, are under pressure and this will affect Synerject’s revenue and Orbital’s royalty income which is normally more buoyant in the second half.

As noted above Orbital has recently been awarded a $1.6 million engineering services order for CNG/ethanol engine applications in Brazil and this together with recent orders from China provides a good starting point for the engineering services segment in the second half.

OGP revenue in the second half is expected to continue in line with first half although margins will be under pressure as imports from Europe will be affected by the strong Euro. This business will roll out the recently developed LPi technology to the retrofit aftermarket in calendar year 2009 providing improved performance and reduced emissions compared with the present LPG system.

Reinforcing guidance provided to the share market in December 2008, Orbital expects a second half improvement in trading performance; however it is expected that Orbital will incur a loss for the financial year as a whole.

Orbital has sufficient cash to meet all operating requirements as well as research and development investment projects. Your Board will continue to evaluate investment opportunities particularly in the alternative fuel segment.

DIRECTORS’ REPORT	Orbital Corporation Limited

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor’s independence declaration is set out on page 5 and forms part of the Directors’ Report for the half year ended 31 December 2008.

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (unless otherwise stated) under the option available to the Company under ASIC Class Order 98/0100.  The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors

\S\ WP DAY

WP Day

Chairman

Perth, 24 February 2009

Auditor's independence declaration to the Directors of Orbital Corporation Limited

In relation to our review of the financial report of Orbital Corporation Limited for the half-year ended 31 December 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

\S\ ERNST & YOUNG

Ernst & Young

\S\ G LOTTER

G Lotter

Partner

Perth

24 February 2009

Consolidated Income Statement	Orbital Corporation Limited

		Consolidated
For the half year ended 31 December 2008	NOTE	2008	2007
		$'000	$'000

Engineering services income		4,053	6,632
Sale of goods		3,623	-
Licence and royalty income		677	1,027
Other revenue	3(a)	198	324
Total Revenue		8,551	7,983

Other income	3(b)	854	132

Change in inventories of finished goods and work in progress		(203)	-
Raw materials and consumables used		(2,528)	-
Employee benefits expense		(5,196)	(5,089)
Depreciation and amortisation		(642)	(604)
Engineering consumables and contractors		(757)	(741)
Travel and accommodation		(684)	(438)
Communication and computing		(359)	(334)
Patent costs		(186)	(182)
Insurance costs		(194)	(196)
Audit, compliance and listing costs		(403)	(366)
Other expenses	3(c)	(698)	(435)
Share of profit of jointly controlled entity	4(a)	719	430
Finance costs	5	(361)	(447)
Loss before income tax		(2,087)	(287)

Income tax expense	6	(507)	(102)

Net loss for the period		(2,594)	(389)

Basic loss per share (in cents)		(0.55)	(0.08)
Diluted loss per share (in cents)		(0.55)	(0.08)

Consolidated Statement of Recognised Income and Expense	Orbital Corporation Limited

	Consolidated
For the half year ended 31 December 2008	2008	2007
	$'000	$'000

Foreign currency translation reserve	6,460	(271)
Share of jointly controlled entity’s cash flow hedge reserve	(32)	(45)
Income and expense recognised directly in equity	6,428	(316)

Loss for the period	(2,594)	(389)

Total recognised income and expense for the period	3,834	(705)

Consolidated Balance Sheet	Orbital Corporation Limited

		Consolidated
As at 31 December 2008	NOTE	31 Dec 2008	30 June 2008
		$'000	$'000
Current assets
Cash and cash equivalents	7	10,556	8,804
Trade and other receivables		6,149	7,198
Inventories		1,494	1,697
Total current assets		18,199	17,699

Non-current assets
Investment in jointly controlled entity	4(b)	17,741	13,109
Property, plant and equipment		6,071	5,586
Deferred taxation asset	6(b)	7,132	5,494
Goodwill		363	351
Total non-current assets		31,307	24,540

Total assets		49,506	42,239

Current liabilities
Trade and other payables		10,273	7,322
Employee benefits		936	1,028
Other provisions		145	126
Total current liabilities		11,354	8,476

Non-current liabilities
Non-Interest bearing liabilities	8	14,512	14,151
Employee benefits		1,351	1,362
Government grants		2,760	2,760
Total non-current liabilities		18,623	18,273

Total liabilities		29,977	26,749

Net assets		19,529	15,490

Equity
Share capital		18,968	225,720
Reserves		3,928	(2,457)
Accumulated losses		(3,367)	(207,773)

Total equity		19,529	15,490

Consolidated Statement of Cash Flows	Orbital Corporation Limited

		Consolidated
	NOTE	31 Dec	31 Dec
For the half year ended 31 December 2008		2008	2007
		$'000	$'000

Cash flows provided by/(used in) operating activities
Cash receipts from customers		7,320	5,257
Cash paid to suppliers and employees		(9,637)	(8,194)
Cash used by operations		(2,317)	(2,937)
Finance income		198	324
Income tax paid		(67)	(42)

Net cash provided by/(used in) operating activities	10	(2,186)	(2,655)

Cash flows provided by/(used in) investing activities
Synerject dividend received		819	958
Government grants received		2,760	-
Acquisition of property, plant and equipment		(1,127)	(196)

Net cash provided by/(used in) investing activities		2,452	762

Net increase/(decrease) in cash and cash equivalents		266	(1,893)

Cash and cash equivalents at beginning of period		8,804	11,287
Net foreign exchange differences		1,486	(1)

Cash and cash equivalents at end of period		10,556	9,393

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2008

1.

BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

This general purpose condensed financial report for the half year ended 31 December 2008 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It is recommended that the half-year financial report be read in conjunction with the annual report for the year ended 30 June 2008 and considered together with any public announcements made by Orbital Corporation Limited during the half year ended 31 December 2008 in accordance with the continuous disclosure obligations of the ASX listing rules.

The accounting policies and methods of computation are the same as those adopted in the most recent annual financial report.  Certain comparative amounts have been reclassified to conform with the current year’s presentation.

Since 1 July 2008 the Group has adopted Standards and Interpretations, mandatory for annual periods beginning on or after 1 July 2008.  Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

The Group has not elected to early adopt any new standards or amendments

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2008

2.

SEGMENT INFORMATION

The primary reporting format for the group is business segments.

Business segment

The following table presents revenue and profit information for business segments for the half years ended 31 December 2008 and 31 December 2007.

	Engineering services		Orbital Gas Products		Royalties and Licences		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Revenue	4,053	6,632	3,623	-	677	1,027	8,353	7,659
Unallocated other income							198	324
Total Revenue							8,551	7,983

Result	672	1,840	273	-	405	845	1,350	2,685

Research & development costs							(1,686)	(610)
Unallocated expenses (net)							(2,109)	(2,345)

Finance costs							(361)	(447)
Share of net profit of jointly controlled entity							719	430

Net loss before related income tax							(2,087)	(287)

Income tax expense							(507)	(102)

Net loss for the period							(2,594)	(389)

New business segment – Orbital Gas Products

On 26 June 2008, Orbital Australia Pty Ltd acquired 100% of the business assets of Boral Alternative Fuel Systems, a business based in Australia specialising in the assembly and supply of automotive LPG fuel systems.

		31 Dec	31 Dec
		2008	2007
		$'000	$'000
3.	REVENUE, INCOME AND EXPENSES

(a)	Other revenue
	Interest Income	198	324

(b)	Other Income
	Automotive Competitiveness and Investment Scheme credits	119	98
	Net foreign exchange gains	734	-
	Other	1	34
		854	132

(c)	Other Expenses
	Occupancy costs	305	214
	Administration costs	106	134
	Marketing costs	23	33
	Investor relations	33	20
	Provisions	177	-
	Net foreign exchange losses	-	14
	Other	54	20
		698	435

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2008

4.

INTEREST IN JOINTLY CONTROLLED ENTITY

As at 31 December 2008, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture entity with Continental Corporation (30 June 2008: 50%; 31 December 2007: 50%).  The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

		31 Dec	31 Dec
		2008	2007
		$'000	$'000
(a)	Results of jointly controlled entity
	Share of jointly controlled entity’s profit/(loss) before income tax	833	(329)
	Share of income tax (expenses)/benefit	(64)	184
		769	(145)
	Adjustments:
	- dissimilar accounting treatment with respect to development expenditure	(200)	441
	- dissimilar accounting treatment with respect to amortisation of intangibles	150	134
	Share of jointly controlled entity’s net profit accounted for using the equity method	719	430

		31 Dec	30 June
		2008	2008
		$’000	$’000
(b)	Reconciliation of investment in jointly controlled entity
	Balance at the beginning of reporting period	13,109	12,974
	Share of profits after tax	719	2,357
	Share of reserves	(384)	308
	Dividends received	(819)	(958)
	Unrealised foreign exchange movements	5,116	(1,572)
	Balance at the end of reporting period	17,741	13,109

(c)	Summary financial information of Synerject LLC
		Revenues (100%) $’000	Profit/ (Loss) (100%) $’000	Total Assets (100%) $’000	Total Liabilities (100%) $’000	Net Assets (100%) $’000	Value of Investment in Associate $’000
	31 Dec 2008	46,849	1,538	44,508	20,734	23,774	17,741
	31 Dec 2007	39,250	(298)	36,338	20,497	15,841	12,154

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2008

4.

INTEREST IN JOINTLY CONTROLLED ENTITY (continued)

(d)

Potential future changes to percentage shareholding in Synerject LLC

Synerject LLC was restructured and refinanced during fiscal year 2003.  In January 2003, new financing arrangements were put in place for Synerject LLC until 30 September 2006.  As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Continental’s non-automotive systems business.  The actual performance of each of these contributed businesses in the 3 year period to 30 June 2006, compared to the planned performances, has been reviewed to determine the optional adjustment (if any) to the percentage shareholdings of Orbital and Continental in Synerject LLC (“the recalculation”). The settlement of the arrangement was deferred until 30 June 2008, and is now under consideration by Orbital and Continental. The maximum change in shareholdings as a result of the above recalculation is 10% i.e. ownership percentages of 40:60.

There is an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation.  The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject LLC or by injecting additional capital into Synerject LLC of US$800,000 for each 1% interest in Synerject LLC.  The exercise date of these options was originally 30 June 2006 but has been extended due to the change of review date.

The recalculation described above is currently being considered by Orbital and Continental, however the Directors anticipate that due to the stronger performance of the non-automotive systems business contributed by Continental, that Continental will become entitled to 10% under the recalculation provisions.  To maintain Orbital’s 50% interest in Synerject (being the Director’s current intent), a liability of $5.705 million (US$4 million), has been recognised.

		31 Dec	31 Dec
		2008	2007
		$'000	$'000
5.	FINANCE COSTS

	Non-cash interest expense WA Government Loan (a)	361	344
	Non-cash interest expense on deferred settlement pertaining to investment in Synerject LLC (b)	-	103
		361	447

	(a)

As at 1 July 2005, the non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

	(b)

In accordance with note 4(d) the additional consideration payable to Continental to maintain Orbital's 50% interest in Synerject LLC of $5.705 million (US$4 million), has been deferred from 28 September 2006 to 30 June 2008.  The liability which has been recognised at its fair value (28 September 2006: $4.908 million (US$3.692 million)) and subsequently stated at amortised cost (31 December 2008: $5.705 million (US$4.000 million)).

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2008

		31 Dec	31 Dec
		2008	2007
		$'000	$'000
6.	TAXATION

(a)	Current tax expense
	Withholding tax	67	61
	United States of America Federal and State taxes	41	41
		108	102

	Deferred tax expense
	Reversal of previously recognised tax losses	399	-
		399	-

	Total income tax expense in income statement	507	102

No income tax is payable by the consolidated entity in Australia due to the existence of substantial losses available to offset future assessable income.  Due to losses in the six months to 31 December 2008, none of these losses have been recouped and it is inappropriate to recognise a future income tax benefit for Australian losses until it is probable that the consolidated entity will have future taxable profits.

Certain State and Federal Income Taxes are payable on portions of the profits generated by Synerject LLC from its various operating locations in the United States of America (“USA”).  Synerject LLC is a pass-through enterprise for taxation purposes and as such the consolidated entity is assessed for various State income taxes (Michigan and Wisconsin) and Federal Income Taxes (Alternative Minimum Tax).  The amount of income tax paid in the USA is reduced through the utilisation of carried forward tax losses at both a State level, (Virginia: Newport News operations), and at the Federal level. A deferred tax asset has been recognised for the probable future benefit arising from the utilisation of these carried forward tax losses, this has been reduced to reflect the current earnings outlook of Synerject LLC.

		31 Dec	30 June
		2008	2008
(b)	Deferred tax asset	$'000	$'000
	Total benefits at current income tax rates in the USA from prior losses able to be recouped from future assessable income from Synerject revenues:

	Balance at beginning of reporting period	5,494	6,082
	Income tax (expense)/benefit reflecting (decrease)/ increase in recognised losses during the period	(399)	150
	Effect of change in exchange rates on opening balance	2,037	(738)
	Balance at end of reporting period	7,132	5,494

7.	CASH AND CASH EQUIVALENTS

	Cash at bank	263	1,174
	Cash at bank - US dollars	3,044	4,022
	Cash at bank - European currency units	84	62
	At call deposits - financial institutions	2,199	602
	Bank bills	4,966	2,944
		10,556	8,804

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2008

		31 Dec	30 June
		2008	2008
		$'000	$'000
8.	NON-INTEREST BEARING LIABILITIES

	Non-current
	Loans and advances - secured (Note 5(a))	14,512	14,151

9.	CONTRIBUTED EQUITY

	Ordinary shares	18,968	225,720

		Number	$'000
	Movement in ordinary shares on issue

	At 1 July 2007	473,126,818	225,560
	Shares issued pursuant to employee share plans	1,436,374	160
	At 31 December 2007	474,563,192	225,720

	At 1 July 2008	474,563,192	225,720
	Shares issued pursuant to employee share plans	4,321,858	248
	Cancelled share capital	-	(207,000)
	At 31 December 2008	478,885,050	18,968

A resolution of shareholders was passed at the Annual General Meeting of the Company held on 22 October 2008 for the reduction of share capital by way of a credit to accumulated losses of $207,000,000.

		31 Dec	31 Dec
		2008	2007
		$'000	$'000
10.	NOTES TO THE STATEMENT OF CASH FLOWS

	Reconciliation of cash flows from operating activities
	Loss after income tax	(2,594)	(389)

	Add/(less) items classified as investing activities:
	Loss on sale of property, plant and equipment	-	4

	Add/(less) non cash items:
	Depreciation	642	604
	Allowance for doubtful debts	177	8
	Amounts set aside for warranty and other provisions	17	12
	Movement in deferred tax asset	399	-
	Share of net profit of jointly controlled entity	(719)	(430)
	Amortisation of non-interest bearing loans	361	447
	Employee compensation expense	205	194
	Net foreign exchange (gains)/losses	(734)	14

	Net cash provided by/(used in) operating activities before changes in assets and liabilities	(2,246)	464

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2008

		31 Dec	31 Dec
		2008	2007
		$'000	$'000
10.	NOTES TO THE STATEMENT OF CASH FLOWS (continued)

	Changes in assets and liabilities during the period:
	Decrease/(increase) in receivables	(1,334)	(1,920)
	Decrease in inventories	203	6
	(Decrease)/increase in payables	1,294	(1,206)
	(Decrease)/increase in employee provisions	(103)	1
		60	(3,119)

	Net cash provided by/(used in) operating activities	(2,186)	(2,655)

11.

SHARE BASED PAYMENTS

The Company has three employee share plans in which the key management personnel participate.

Employee Share Plan No.1

Key management personnel (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan.  Under the Employee Share Plan, offered shares are held in escrow for a period of 3 years or until the date the employee ceases employment with the Company.

The terms and conditions of the grants made during the half year ended 31 December 2008 are as follows:

Grant date:

16 December 2008

Number of ordinary shares granted per employee:

19,234

Share price:

5.20 cents

Fair value at grant date:

5.20 cents

Executive Long Term Share Plan

Key management personnel may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, apply to determine the number of shares (if any) to be granted to the Executives.

The terms and conditions of the offer made during the half year ended 31 December 2008 are as follows:

Offer date:

31 August 2008

Share price:

7.9 cents

Fair value at offer date:

5.8 cents

Minimum vesting conditions:

3 years subject to TSR ranking at

or above 50th percentile

Expected volatility (expressed as weighted average

 volatility used in the modelling under binomial lattice model)

60%

Risk-free interest rate (based on government bonds)

5.68%

The basis of measuring fair value is consistent with that disclosed in the consolidated financial report as at and for the year ended 30 June 2008.

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2008

11.

SHARE BASED PAYMENTS (continued)

The relative ranking of the TSR of the Company to the group of selected peers for the 3 years to 1 September 2008 was at the 71st percentile, therefore 90% (1,611,000) of the shares offered in September 2005 with a vesting date of 1 September 2008 were granted on 17 October 2008.

Performance Rights Plan

The Company also introduced a Performance Rights Plan as part of its long-term incentive arrangements for senior executives, which was approved by shareholders during the reporting period.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company.  Until they are exercised, performance rights:

(a)

do not give the holder a legal or beneficial interest in shares of the Company; and

(b)

do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)

a performance hurdle is met over the periods specified by the Board; or

(b)

the Board allows early exercise on cessation of employment (see “Cessation of employment” below); or

(c)

it is determined by the Board in light of specific circumstances.

The Terms and conditions of the offer of Performance Rights made during the half year ended 31 December 2008 are as follows:

(a)

Mr T D Stinson will be awarded 11,500,000 performance rights;

(b)

the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target
1	2,000,000	$0.25
2	2,000,000	$0.50
3	2,000,000	$0.75
4	2,000,000	$1.00
5	1,250,000	$2.00
6	1,250,000	$3.00
7	1,000,000	$5.00

(c)

the acquisition price and exercise price of the performance rights will be nil.

(d)

Mr T D Stinson will only be permitted to exercise a performance right if:

•

the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2008

11.

SHARE BASED PAYMENTS (continued)

Performance Rights Plan (continued)

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date;

(e)

If the specified share price target is either not achieved within eight years from the date of grant, or if so achieved, not also achieved at the end of the Vesting Date, the performance right will lapse.

12.

EVENTS AFTER THE BALANCE SHEET DATE

There have been no events subsequent to balance date which would have a material effect on the Group’s financial statements at 31 December 2008.

Directors’ Declaration	Orbital Corporation Limited

In accordance with a resolution of the directors of Orbital Corporation Limited, I state that:

In the opinion of the directors:

(a)

the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including: -

(i)

giving a true and fair view of the financial position as at 31 December 2008 and the performance for the half-year ended on that date of the consolidated entity; and

(ii)

complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)

there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board,

\S\ WP DAY

WP Day

Chairman

Dated: 24 February 2009

Perth, Western Australia

To the members Orbital Corporation Limited

Report on the Condensed Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Orbital Corporation Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of recognised income and expense and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of Interim and Other Financial Reports Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 . As the auditor of Orbital Corporation Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.  We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

GL;HG;ORBITAL007

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Orbital Corporation Limited is not in accordance with the Corporations Act 2001, including:

i)

giving a true and fair view of the consolidated entity’s financial position as at 31 December 2008 and of its performance for the six months ended on that date; and

ii)

complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

\S\ ERNST & YOUNG

Ernst & Young

\S\ G LOTTER

G Lotter

Partner

Perth

24 February 2009

GL;HG;ORBITAL;007

CORPORATE INFORMATION	Orbital Corporation Limited

ABN 32 009 344 058

Directors

W.P. Day Chairman

T.D. Stinson Managing Director and Chief Executive Officer

J.G. Young

M.T. Jones

V. Braach-Maksvytis

Company Secretary

K.A. Halliwell

Registered Office

4 Whipple Street

Balcatta, Western Australia 6021

Australia

Principal place of business

4 Whipple Street

Balcatta, Western Australia 6021

Australia

Share Register

Computershare Investor Services Pty Ltd

Level 2, Reserve Bank Building

45 St George’s Terrace

Perth, Western Australia 6000

ADR Facility

The Bank of New York Mellon

101 Barclay Street

New York, NY, 10286

United States of America

Share Trading Facilities

Australian Stock Exchange Limited (code “OEC”)

OTC Bulletin Board (Code “OBTLY”)

Auditors

Ernst & Young

The Ernst & Young Building

11 Mounts Bay Road

Perth, Western Australia 6000

Endnotes

Liability limited by a scheme approved under

Professional Standards Legislation.